June 27, 2022
 By Email
 Sean Graber, Esq.
 Morgan, Lewis & Bockius LLP
 1701 Market Street
 Philadelphia, Pennsylvania 19103

        Re:     Delaware Wilshire Private Markets Tender Fund
                Registration Statements on Form N-2
                File No. 333-265303

 Dear Mr. Graber:

         On May 27, 2022, Delaware Wilshire Private Markets Tender Fund (the Tender Offer
 Fund   ) filed a registration statement on Form N-2 under the Securities Act of 1933 (the
    Securities Act   ). Based on our review, the staff has the comments noted
below. 1 Where a
 comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

 General Comments

1. The filing contains some placeholders for missing disclosure/financial statements. Please ensure that all missing information, including seed financials, an
auditor   s report and
        accompanying consent, are included in a pre-effective amendment responding to these comments.

2.      Delaware Wilshire Private Markets Tender Fund (the    Tender Offer Fund
  ) currently has
        an effective registration statement on Form N-2 under the 1940 Act only and the SAI states that the Tender Offer Fund has not commenced operations. Supplementally, please confirm that no Tender Offer Fund Shares have been sold pursuant to that registration statement.

3. Please supplementally explain why the Tender Offer Fund is now registering under the
        1933 Act since it already has an effective registration statement under the 1940 Act.

4. Please briefly discuss any exemptive relief applied for or other approvals that may need to occur prior to any offering/sale of Tender Offer Fund Shares.




 1
        Page references are to the marked copy of the registration statement provided by counsel on May 31, 2022.
  Sean Graber, Esq.
 June 27, 2022
 Page 2

 Repurchase Agreement comments:

5. Please clearly disclose at the outset of the repurchase disclosure, and everywhere else in the prospectus that disclosure appears about repurchase offers, that in no case will the
        Fund make full payment of all consideration offered in any repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer, except that full payment of the 5% annual audit holdback will be made no later than 5 business days after completion of the annual audit.

6. Please explain how issuing a promissory note to tendering shareholders is consistent with
        a shareholder   s legal right to obtain prompt payment of the cash
consideration under rule
        13e-4(f)(5). If the Fund retains this disclosure, please disclose: (a) the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law; and (b) that the terms of the
        Promissory Note will include the Fund   s obligation to make full cash
payment under the
        Promissory Note no later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer, other than the 5% annual audit holdback, which will be paid in full in cash no later than 5 business days following completion of the annual audit.

 Cover Page

 7.     Please define    Shares    on the cover page since the term is used in
footnotes 1 and 2.

 8. We note that the introductory paragraph of the cover page states the Tender Offer Fund is a Delaware Statutory Trust registered as a non-diversified closed-end management company and defines the 1940 Act while footnote 1 to the table defines DWPM Fund yet the fourth paragraph on page 2 repeats all of this information. Please review and revise the cover page to remove duplicative disclosure and defined terms.

 9.     Please consider using the term    Auction Fund    rather than DWPM Fund
and Master
        Fund to avoid confusion.

 10. In the fourth paragraph on page 2, the last sentence essentially repeats previous sentence but says "solely" rather than "substantially all". Please reconcile. If each Feeder Fund will hold substantially all of its assets in the Master Fund, clarify what other assets the
        Feeder Fund will hold.

 11. In the fifth paragraph on page 2, please clarify that shares of Auction Fund may be sold only to Eligible Investors, Tender Offer Fund Shares are sold only to current Auction
        Fund Shareholders through an exchange of Shares, and, if true, that the Master Fund
        Shares are currently held only by the Tender Offer and Auction Funds (but may be sold to other Eligible Investors subject to the conditions of the co-investment exemptive relief granted by the Commission).
 Sean Graber, Esq.
June 27, 2022
Page 3

12. In the fifth paragraph on page 2, please remove the date since it is unclear what the significance of registration under the 1933 Act has for an investor and shares of the
       Tender Offer Fund are already registered under the 1940 Act.

13. Since the Tender Offer Fund will be non-traded, please revise the last two paragraphs to include disclosure of special risks related to liquidity (e.g., there will be no secondary market for the Tender Offer Fund Shares) and distribution sources; highlight this disclosure in bold and bullet points. Please state that the Tender Offer Fund will make periodic repurchase offers for its securities, subject to certain conditions. Specify the anticipated frequency of repurchase offers, pricing and repayment, and if applicable, the anticipated timing of the fund's initial repurchase offer. Add a cross reference to those sections of the prospectus that discuss the fund's repurchase policies, tax and other attendant risks.

Summary of Terms

       The Funds, p. 1

9. Supplementally, please provide an update of the status of the multiclass exemptive application filed with the Commission.

       Purchase, Exchange and Repurchase of Shares, pp. 1-3

10. Please revise this section to emphasize how Tender Offer Fund Shares are purchased, exchanged or repurchased rather than the Auction Fund Shares.

11. In the first paragraph, please clarify that Tender Offer Fund Shares are "sold" via exchange for Auction Fund Shares. Please clarify whether an Auction Fund Shareholder may revoke their exchange of Auction Fund Shares for Tender Offer Fund Shares.

12. Please briefly describe the effect a repurchase of Tender Offer Shares, included any related financings, will have on expense ratios and portfolio turnover of the Tender Offer
       Fund.

13. Please consider deleting or separating out the discussion of the Auction Fund Shares since these are not being offered by this prospectus.

       NFS Auction Process, pp. 3-4

14. Please delete or move this disclosure to a less prominent location since the process described is how an investor may purchase Auction Fund Shares and this prospectus relates to Tender Offer Fund Shares.
 Sean Graber, Esq.
June 27, 2022
Page 4

       The Tender Offer Fund, pp. 4-5

15. Please move this section to give more prominence since the Tender Offer Fund is the fund being offered by the prospectus.

16. Please briefly describe when the Tender Offer Fund expects tender offers to occur and state whether the fund has a fundamental policy with regard to repurchases.

17. Confirm that the Tender Offer Fund does not intend to operate as an interval fund.

       Transfer of Funds, p. 5

18. This section describes the Auction Fund; please describe the process for the Tender Offer
       Fund Shares.

       Investment Minimum, p. 5

19.    Please clarify what is meant by    minimum, if lower    (e.g, if an
investor's account value is
       lower than the minimum, are they permitted to tender all of their remaining shares).

       Risks

       Master-Feeder Structure, p. 11

20. Please confirm that even though the Master Fund has received a co-investment exemptive order, it still does not intend to currently co-invest as stated in the second sentence.

       Non-Diversification, p. 14

21. Please remove the last sentence of this section which mitigates the non-diversification
       risk to the discussion of the Master Fund   s principal investment
strategy.

22. Please distinguish between non-diversification for purposes of the 1940 Act and qualifying as a registered investment company for purposes of Reg M under the Internal
       Revenue Code.

       United Kingdom Exit from EU, pp. 15-16

23. Please explain why this is a principal risk or move to where more appropriate such as the
       SAI.

       Market Disruption Risk and Terrorism Risk, p. 17

24. Please update to discuss recent events such as Russia's invasion of Ukraine, if applicable.
 Sean Graber, Esq.
June 27, 2022
Page 5

       Natural Disaster/Epidemic Risk, p.17

25.    Please revise the last sentence to remove    in either case.

       Plan of Distribution, pp. 24-25

26. Supplementally explain why the Tender Offer Fund needs a distributor since only way to purchase Tender Offer Fund Shares is through an exchange offer of Auction Fund Shares.

       Eligible Investors, p. 25

27. Please move the disclosure in the first paragraph since the discussion of tender offer exchange is not related to eligible investors but relates to purchase, exchange and repurchase of Tender Offer Fund Shares.

Structure, p. 27

28. With regard to the Auction Fund, please add a cross reference to where the frequency of auctions is described in greater detail. Is there a minimum number of participants required to conduct an auction?

29. If Auction Fund Shareholders wish to sell their shares through the NFS process, please clarify whether they must wait until a monthly auction. Will existing Auction Fund
       Shareholders be given a preference to sell their shares over the Auction Fund itself during a monthly auction?

30. Please clarify that despite the ability to participate in an auction prior to tendering shares, there is no secondary market for Auction Fund Shares.

       Summary of Fees and Expenses, pp. 28-30

31. Please provide a completed fee table and expense example for our review. We may have additional comments.

32. Supplementally, please discuss whether the Master Fund has invested in portfolio securities yet and whether the Auction Fund has conducted any auctions on the NFS.

33. The disclosure suggests the Auction Fund has an operating history. Supplementally, please discuss how long the Auction Fund has been operating and whether it has sold any
       Auction Fund Shares.
 Sean Graber, Esq.
June 27, 2022
Page 6

Types of Investments & Related Risks, pp. 37-92

       Tax Risks, pp. 51-53

34.    In the carryover sentence on pages 52     53 (   If the Master Fund did
not qualify       ),
       please change did" to "does" and    were" to "are".

Fees and Expenses, pp. 94-97

35. You state on page 96 that an affiliate of the Adviser will pay the organizational costs for the Tender Offer Fund Shares through reimbursement to the fund. Please disclose whether these costs may be recouped by the Adviser.

Statement of Additional Information

Advisory Fees Paid to the Adviser

36. In the advisory fee table, please revise footnote 2 to clarify whether it is the Master Fund that began operations on October 28, 2020. Please disclose when the Auction Fund began operations.

Sub-Advisory Agreement with respect to the Funds

37. In footnote one to the sub-advisory fee table, please clarify which Fund s operations are being referred to. Are these fees paid by the Master Fund with each Feeder Fund paying its pro rata share to reimburse the Master Fund?

The Distributor

38. If Tender Offer Fund Shares are only offered to Auction Fund Shareholders through an exchange, please describe the need for a distribution agreement for the Tender Offer
       Fund and discus the role the Distributor plays with respect to the Tender Offer Fund.


                                   **********************


        A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
 Sean Graber, Esq.
June 27, 2022
Page 7

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-6870 or hahnja@sec.gov.
                                                   Sincerely,

                                                   /s/ Jaea Hahn

                                                   Jaea F. Hahn
                                                   Senior Counsel

cc:    Christian Sandoe, Assistant Director
       Sumeera Younis, Branch Chief
       David Manion, Accountant